Exhibit 99.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

BEACHHEAD HOLDINGS LIMITED

and

DOUBLE DOUBLE HOLDINGS LIMITED

Dated as of August 24, 2018

i

Exhibit
Exhibit A	Form of Investor Rights Agreement

ii

THIS SHARE PURCHASE AGREEMENT, dated as of August 24, 2018 (this “Agreement”), is by and among China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Company”), Beachhead Holdings Limited, a Cayman Islands exempted company (“Investor I”) and Double Double Holdings Limited, a Cayman Islands exempted company (“Investor II”, together with Investor I, each an “Investor” and collectively, the “Investors”). The Company and the Investors are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and pursuant to applicable Laws, the Company desires to issue and sell to each Investor and each Investor, severally and not jointly, desires to subscribe for and purchase from the Company, securities of the Company as set forth in this Agreement; and

WHEREAS, the Company has authorized and approved the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby (the “Transactions”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement hereby agree as follows:

Article I
DEFINITIONS

Section 1.01.         Defined Terms.

For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, litigation, proceeding or investigation by or before any Governmental Authority.

“Adherence Agreement” shall have the meaning ascribed to this term in the Investor Rights Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that controls, is controlled by, or is under common control with such specified Person. As used herein, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Bankruptcy and Equity Exception” shall have the meaning ascribed to this term in Section 3.02.

“Board” means the Board of Directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in the city of Beijing, Hong Kong or New York.

“Company” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Company Rights Agreement” means the Amended and Restated Preferred Shares Rights Agreement, dated as of July 31, 2017, by and between the Company and Securities Transfer Corporation, including any amendment, renewal, replacement, or successor agreement and any future agreement that confers similar rights.

“Company SEC Reports” shall have the meaning ascribed to this term in Section 3.10(a).

“Contract” means any legally binding contract, agreement, arrangement, note, bond, indenture, mortgage, indenture, lease, sublease, license, permit, concession, franchise, plan or other instrument, right or obligation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“First Closing” shall have the meaning ascribed to this term in Section 2.02(a).

“First Closing Date” shall have the meaning ascribed to this term in Section 2.02(a).

“First Closing Purchase Price” means an amount equal to Purchase Price Per Share multiplied by the number of First Closing Purchased Shares.

“First Closing Purchased Shares” shall have the meaning ascribed to this term in Section 2.01(a).

“Fundamental Reps” means the representations and warranties of the Company contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04(a), Section 3.05 and Section 3.14.

“GAAP” means the generally accepted accounting principles as applied in the United States.

“Group” or “Group Companies” means the Company and its Subsidiaries.

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“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“HKIAC” shall have the meaning ascribed to this term in Section 9.08(b).

“HKIAC Rules” shall have the meaning ascribed to this term in Section 9.08(b).

“Indemnified Party” shall have the meaning ascribed to this term in Section 7.02.

“Injunction” shall have the meaning ascribed to this term in Section 6.01(a).

“Intellectual Property” means (a) inventions and discoveries, whether patentable or not, in any jurisdiction, including United States, non-United States and international patents, patent applications (including divisions, continuations, continuations in part and renewal applications) and statutory invention registrations, and any renewals, extensions or reissues thereof, in any jurisdiction (b) trademarks, service marks, brand names, certification marks, trade dress, domain names, logos, trade names, corporate names and other source identifiers, the goodwill associated with the foregoing and registrations and applications for registration thereof including any extension, modification or renewal of any such registration or application, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, (e) rights of privacy, publicity and endorsement, and (f) any similar intellectual property or proprietary rights.

“Investor(s)” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Investor I” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Investor II” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Investor Rights Agreement” means that certain Investor Rights Agreement to be entered into by and between the Company and Investor I, substantially in the form attached hereto as Exhibit A.

“Knowledge” means, with respect to the Company, the knowledge of the directors and executive officers of the Company after reasonable inquiry.

“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, treaty, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) or any Governmental Order.

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“Lien” means any security interest, pledge, hypothecation, mortgage, lien, license, claim, charge, title retention, right to acquire, option, levy, proxy, right of first refusal, and any other encumbrance or condition of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interests, awards, penalties, fines, costs and expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder; provided, that “Losses” shall not include punitive damages, except in the case of fraud or to the extent actually awarded to any Person by any Governmental Authority.

“Material Adverse Effect” means any fact, event, circumstance, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole or (b) prevent or materially delay the consummation of the Transactions by the Company or otherwise be materially adverse to the ability of the Company to perform its obligations under this Agreement; provided, however, solely with respect to clause (a) above, that in no event shall any Effect to the extent arising out of or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP or regulatory accounting requirements after the date hereof; (iii) changes in applicable Laws that are binding on any Group Company; (iv) effects resulting from the consummation of the Transactions, or the public announcement of this Agreement or the identity of the Parties, including any losses of customers or employees, or any disruption in or loss of suppliers, distributors, providers or similar parties with whom any Group Company has any relationship, and the initiation of shareholder litigation or other legal proceeding related to this Agreement or the Transactions; (v) acts of God, natural disasters, epidemics, declarations of war, acts of sabotage or terrorism, or outbreak or escalation of hostilities; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Material Adverse Effect has occurred); (vii) actions or omissions of any Group Company that are expressly required by this Agreement or with the written consent or at the written request of any Investor; (viii) changes, effects or circumstances affecting the industries or markets in which any Group Company operates; or (ix) the failure by any Group Company to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); provided, that any Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a Material Adverse Effect has occurred if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Group Companies, taken as a whole, relative to the other participants in the industries in which the Group Companies conduct their businesses.

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“NASDAQ” means The NASDAQ Stock Market LLC.

“Organizational Documents” means, with respect to an entity, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.

“Party” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Permit” means any permit, license, franchise, approval, registration, filing, qualification, variance, certificate, certification, consent of any Governmental Authority.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Purchase Price Per Share” shall have the meaning ascribed to this term in Section 2.01(a).

“Purchased Shares” shall have the meaning ascribed to this term in Section 2.01(b).

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Second Closing” shall have the meaning ascribed to this term in Section 2.02(b).

“Second Closing Date” shall have the meaning ascribed to this term in Section 2.02(b).

“Second Closing Purchase Price” means, with respect to any Investor, an amount equal to Purchase Price Per Share multiplied by the number of such Investor’s Second Closing Purchased Shares.

“Second Closing Purchased Shares” shall have the meaning ascribed to this term in Section 2.01(b).

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“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the ordinary shares of US$0.0001 par value per share in the capital of the Company.

“Significant Subsidiaries” means the Subsidiaries of the Company as defined in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity: (a) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s Subsidiaries, (b) of which at least fifty percent (50%) of the equity interests is controlled by such Person by any one or more of such Person’s Subsidiaries, (c) of which such Person or any Subsidiary of such Person is a general partner, or (d) whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

“Tax” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority with respect to Taxes, including information returns or any documents with respect to or accompanying payments of estimated Taxes.

“Termination Date” shall have the meaning ascribed to this term in Section 8.01(c).

“Third-Party Claim” shall have the meaning ascribed to this term in Section 7.04.

“Transactions” shall have the meaning ascribed to this term in the recitals to this Agreement.

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Section 1.02.         Interpretation and Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Any references in this Agreement to “US$” shall be to U.S. dollars. References to days mean calendar days unless otherwise specified. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, only to the extent the applicable amendment, modification or supplement is also appropriately listed therein. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Article II
PURCHASE AND SALE

Section 2.01.         Purchase and Sale.

(a)          Upon the terms and subject to the conditions of this Agreement, at the First Closing, the Company shall issue and sell to Investor I, and Investor I shall subscribe for and purchase from the Company 1,800,000 Shares (the “First Closing Purchased Shares”), at a price per Share equal to US$100.90 (the “Purchase Price Per Share”), free and clear of all Liens (other than Liens set forth in the Investor Rights Agreement and applicable federal and securities laws) and with all rights attaching on and from the First Closing.

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(b)          Upon the terms and subject to the conditions of this Agreement, at the Second Closing, the Company shall issue and sell to Investor I and Investor II, and Investor I and Investor II shall, severally but not jointly, subscribe for and purchase from the Company 700,000 Shares and 550,000 Shares respectively (with respect to any Investor, its “Second Closing Purchased Shares”, together with First Closing Purchased Shares, the “Purchased Shares”), at a price per Share equal to Purchase Price Per Share, free and clear of all Liens (other than Liens set forth in the Investor Rights Agreement and applicable federal and securities laws) and with all rights attaching on and from the Second Closing.

Section 2.02.         Closing.

(a)          Subject to the satisfaction or waiver of the conditions to the First Closing set forth in Section 6.01, the closing of the purchase and sale of First Closing Purchased Shares (the “First Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures by facsimile or email (in PDF format) on the date hereof (the date on which the First Closing takes place being the “First Closing Date”). The Parties acknowledge and agree that all transactions occurring at the Frist Closing shall be deemed to be taken, and all documents to be executed and delivered by all Parties at the First Closing shall be deemed to have been executed and delivered, simultaneously at the First Closing, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

(b)          Subject to the satisfaction or waiver of the conditions to the Second Closing set forth in Section 6.02, the closing of the purchase and sale of Second Closing Purchased Shares (the “Second Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures by facsimile or email (in PDF format) within ten (10) Business Days following the First Closing Date, or such other date, time or place as the Company, Investor I and Investor II may mutually agree upon in writing (the date on which the Second Closing takes place being the “Second Closing Date”). The Parties acknowledge and agree that all transactions occurring at the Second Closing shall be deemed to be taken, and all documents to be executed and delivered by all Parties at the Second Closing shall be deemed to have been executed and delivered, simultaneously at the Second Closing, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

Section 2.03.         Closing Deliveries by the Company.

(a)          At the First Closing, the Company shall deliver or cause to be delivered to Investor I:

(i)     a certified true copy of the Register of Members of the Company as of the First Closing Date reflecting Investor I’s ownership of the First Closing Purchased Shares and duly certified by the registered office provider of the Company;

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(ii)     a copy of the resolutions duly and validly adopted by the Board evidencing its authorization and approval of the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Transactions; and

(iii)    the Investor Rights Agreement, duly executed by the Company.

(b)          At the Second Closing, the Company shall deliver or cause to be delivered to each Investor:

(i)      a certified true copy of the Register of Members of the Company as of the Second Closing Date reflecting such Investor’s ownership of its Second Closing Purchased Shares and duly certified by the registered office provider of the Company;

(ii)     a copy of the resolutions duly and validly adopted by the Board evidencing its authorization and approval of the execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Transactions; and

(iii)    the Investor Rights Agreement, duly executed by the Company.

(c)          The Company shall deliver to Investor I a duly issued share certificate in the name of Investor I representing the First Closing Purchased Shares as soon as practicable after the First Closing but in no event later than ten (10) Business Days after the First Closing.

(d)          The Company shall deliver to each Investor a duly issued share certificate in the name of such Investor representing such Investor’s Second Closing Purchased Shares as soon as practicable after the Second Closing but in no event later than ten (10) Business Days after the Second Closing.

Section 2.04.         Closing Deliveries by the Investors.

(a)          At the First Closing, Investor I shall deliver or cause to be delivered to the Company:

(i)      the First Closing Purchase Price by wire transfer of immediately available funds to the account specified by the Company; and

(ii)     the Investor Rights Agreement, duly executed by Investor I.

(b)          At the Second Closing,

(i)      Investor I and Investor II shall deliver or cause to be delivered to the Company their respective Second Closing Purchase Price by wire transfer of immediately available funds to the account specified by the Company; and

(ii)     Investor II shall deliver to the Company the Adherence Agreement duly executed by Investor II.

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Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports filed after December 31, 2014 and prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature; it being further agreed that (i) any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent to the applicable Investor from the text of such information contained in such Company SEC Report and (ii) no information disclosed in any such Company SEC Report shall be deemed to qualify or modify the Fundamental Reps), the Company hereby represents and warrants to Investor I as of the date hereof, as of the First Closing Date and as of the Second Closing Date, and to Investor II as of the date hereof and as of the Second Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article III.

Section 3.01.         Organization and Qualification. Each Group Company is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization. Each Group Company has the requisite power and authority (corporate or otherwise) to own, lease or operate its properties and assets and to carry on its business as it is now being conducted. Each Group Company is duly qualified to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character of the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02.         Corporate Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and Investor Rights Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been, and the Investor Rights Agreement will be, duly executed and delivered by the Company, and when executed and delivered by the Company, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exception”).

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Section 3.03.         Valid Issuance of the Purchased Shares. The First Closing Purchased Shares and the Second Closing Purchased Shares, when issued in accordance with the terms and conditions of this Agreement and sold against receipt of consideration therefor, will be validly issued, fully paid and non-assessable, free and clear of any and all Liens (other than Liens set forth in the Investor Rights Agreement and applicable federal and securities laws).

Section 3.04.         Capitalization.

(a)          The authorized share capital of the Company is US$11,000 divided into 100,000,000 Shares and 10,000,000 Series A Participating Preferred Shares, par value US$0.0001 per share. As of August 22, 2018, there were (i) 33,465,291 Shares issued and outstanding, (ii) no shares of the Series A Participating Preferred Shares of the Company issued and outstanding, (iii) 2,254,704 Shares issued and held in the treasury of the Company, and (iv) outstanding options to purchase 113,129 Shares and 1,021,066 of the Company’s restricted share units granted under the share incentive plans of the Company. All of the issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable.

(b)          Except as set forth in Section 3.04(a), the shares reserved for issuance under the share incentive plans of the Company and the Company Rights Agreement, and the proposed issuance of 5,850,000 Shares by the Company (including the First Closing Purchased Shares and the Second Closing Purchased Shares) pursuant to certain share purchase agreements entered into by the Company and the investors thereunder on the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in the Company, (ii) no outstanding securities of the Company convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in the Company and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate the Company to (A) issue, transfer or sell any shares of capital stock, voting securities or other ownership interests or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in the Company or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in the Company.

Section 3.05.         Non-contravention. The execution, delivery and performance by the Company of this Agreement and the Investor Rights Agreement do not and will not (a) violate any provision of the Organizational Documents of the Company, (b) violate any Law or Governmental Order applicable to any Group Company or (c) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Contract to which any Group Company is a party or result in the creation of any Lien upon any of the properties or assets of any Group Company, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Material Adverse Effect.

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Section 3.06.         Governmental Consents and Approvals. The execution, delivery and performance by the Company of this Agreement and the Investor Rights Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act, the Exchange Act and the rules and regulations of the NASDAQ, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, individually or in the aggregate, result in a Material Adverse Effect.

Section 3.07.         No Actions. There are no Actions against any of the Group Companies pending or, to the Knowledge of the Company, threatened before any Governmental Authority which would, individually or in the aggregate, result in a Material Adverse Effect.

Section 3.08.         Compliance with Law; Permits.

(a)           Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Group Companies are, and since January 1, 2013 (or the date of its formation, if later) has been in compliance with all Laws and Governmental Orders applicable to them. The Group Companies hold all material Permits necessary for the lawful conduct of their respective businesses and are in compliance in all material respects with the terms of all such Permits.

(b)           None of the Group Companies or any of their respective directors, executives or, to the Knowledge of the Company, agents has, in any material respect, (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) violated or is violating any provision of the U.S. Foreign Corrupt Practices Act of 1977, the PRC Law on Anti-Unfair Competition promulgated on September 2, 1993, or the Interim Rules on Prevention of Commercial Bribery promulgated on November 15, 1996, or any PRC Law in relation thereto, (iv) established or maintained any fund of corporate monies or other properties not recorded on the books and records of any Group Company, (v) to the Knowledge of the Company, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (vi) violated or operated in noncompliance with any applicable money laundering law, anti-terrorism law or regulation, anti-boycott regulations, export restrictions or embargo regulations. None of the Group Companies or any of their respective directors, executives or, to the Knowledge of the Company, agents is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

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Section 3.09.         Subsidiaries.

(a)          All of the outstanding shares of capital stock or voting securities of, or other ownership interests in each Significant Subsidiary have been duly authorized and validly issued, fully paid and non-assessable and are owned beneficially and of record by the Company or one of its Subsidiaries as set forth in in the Company SEC Reports, free and clear of any Liens.

(b)          There are no issued, reserved for issuance or outstanding (i) shares of capital stock or voting securities of, or other ownership interests in any Significant Subsidiary, (ii) no outstanding securities of the Company or any Significant Subsidiary convertible or exchangeable for shares of capital stock or voting securities of, or other ownership interests in any Significant Subsidiary and (iii) rights, options, warrants, calls or other similar rights, agreements or commitments that obligate the Company or any Significant Subsidiary to (A) issue, transfer or sell any shares of capital stock or voting securities of, or other ownership interests in any Significant Subsidiary or any securities convertible into or exchangeable for such shares of capital stock, voting securities or other ownership interests, (B) give any person a right to subscribe for or acquire any shares of capital stock or voting securities of, or other ownership interests in any Significant Subsidiary or (C) redeem or otherwise acquire any shares of capital stock or voting securities of, or other ownership interests in any Significant Subsidiary.

Section 3.10.         SEC Reports.

(a)           The Company has timely filed or furnished, as the case may be, all registration statements, proxy statements, reports, forms and other documents required to be filed or furnished by it with the with the SEC (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein are referred to as the “Company SEC Reports”) since January 1, 2013. As of their respective effective dates (in the case of the Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Reports), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (i) each Company SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, and (ii) none of such Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make such statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b)          The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, is made known to Company’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to the Company.

(c)          Since January 1, 2013, the Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.11.         Financial Statements.

(a)           Each of the consolidated financial statements (including any related notes) contained or incorporated in the Company SEC Reports: (a) was prepared in accordance with GAAP applied on a consistent basis throughout the period indicated therein (except as may be indicated in such financial statements or the notes thereto and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (b) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and its consolidated Subsidiaries for the respective periods covered thereby in accordance with GAAP (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments). No Group Company has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise), except for liabilities or obligations (i) reflected or reserved for in the consolidated balance sheet as of June 30, 2018 that is included in the Company SEC Reports, (ii) incurred after June 30, 2018 in the ordinary course of business consistent with past practice, and (iii) that would not, individually or in the aggregate, have a Material Adverse Effect.

(b)           The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

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Section 3.12.         Taxes. All material Tax Returns of the Group Companies have been timely filed in accordance with applicable Laws and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes (whether or not shown on a Tax Return) of the Group Companies have been timely paid. Each of the Group Companies has timely paid or withheld all material Taxes required to be paid or withheld with respect to its employees, independent contractors, creditors and other third parties and timely paid over such Taxes to the appropriate Governmental Authority. None of the Group Companies has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax. To the Knowledge of the Company, no audit or Action of, or with respect to, any material Tax Return or material Taxes of any Group Company is currently in progress or threatened. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the Group Companies that has not been satisfied by payment, settled or withdrawn. All preferential tax treatments granted to the Group Companies have been properly approved by or filed with the competent Governmental Authorities in accordance with applicable Laws. No written claim has been made by a Governmental Authority in any jurisdiction where any Group Company has not filed Tax Return that such Person is or may be subject to Tax or any filing requirement related to Tax in that jurisdiction. None of the Group Companies is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar contract or arrangement to indemnify any other Person with respect to Taxes that will be in effect after the First Closing. The charges, accruals and reserves for Taxes with respect to the Group Companies reflected on the books and records of the Group Companies are adequate to cover material Tax liabilities accruing through the end of the last period for which the Group Companies ordinarily record items on their respective books. Since the end of the last period for which the Group Companies ordinarily record items on their respective books, none of the Group Companies has engaged in any transaction, or taken any action that would materially impact any Tax asset or Tax liability of the Group Companies.

Section 3.13.         No Material Adverse Effect. Since June 30, 2018 to the date of this Agreement, (a) the Group Companies have conducted their respective businesses in all material respects in the ordinary course consistent with prior practice, and (b) there has not been any event, development or circumstance that would, individually or in the aggregate, have a Material Adverse Effect.

Section 3.14.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.15.         No Additional Representations. The Company acknowledges that each of Investor I and Investor II makes no express or implied representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, the Investor Rights Agreement or any certificate delivered by each of Investor I and Investor II to the Company in accordance with the terms hereof and thereof, and that any such other representations and warranties are expressly disclaimed and that the Company does not rely on any such other representations and warranties or the accuracy or completeness thereof.

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Article IV
REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally but not jointly, represents and warrants to the Company, as of the date hereof, as of the First Closing Date (in the case of Investor I only) and as of the Second Closing Date (in the case of each Investor) in the case of any Investor, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article IV.

Section 4.01.         Corporate Status. Such Investor is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Such Investor has the requisite power and authority (corporate or otherwise) to own, lease or operate its properties and assets and to carry on its business as it is now being conducted. Such Investor is duly qualified to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character the properties and assets owned, leased or operated by it makes such qualification necessary in each case in all material respects.

Section 4.02.         Corporate Authorization. Such Investor has all necessary corporate power and authority to execute and deliver this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and Investor Rights Agreement by such Investor have been duly authorized by all necessary corporate action on the part of such Investor. This Agreement has been, and the Investor Rights Agreement will be, duly executed and delivered by such Investor, and when executed and delivered by such Investor, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03.         Non-contravention. The execution, delivery and performance by such Investor of this Agreement and the Investor Rights Agreement do not and will not (a) violate any provision of the Organizational Documents of such Investor, (b) violate any Law or Governmental Order applicable to such Investor or (c) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Contract to which such Investor is a party or result in the creation of any Lien upon any of the properties or assets of such Investor, other than in the case of clauses (b) and (c) above, any such violation, conflict, breach, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not, individually or in the aggregate, prevent or materially delay the performance of such Investor’s obligations under this Agreement..

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Section 4.04.         Governmental Consents and Approvals. The execution, delivery and performance by such Investor of this Agreement and the Investor Rights Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act and the Exchange Act, except where in each case, the failure to obtain such consent, approval, authorization, action or to make such filing or notification would not, individually or in the aggregate, prevent or materially delay the performance of such Investor’s obligations under this Agreement.

Section 4.05.         Purchase for Own Account; Economic Risk. Such Investor is acquiring its Purchased Shares for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. Such Investor acknowledges that it (a) can bear the economic risk of its investment in its Purchased Shares, and (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in its Purchased Shares.

Section 4.06.         Private Placement; Non-U.S. Person. Such Investor understands that (a) its Purchased Shares have not been registered under the Securities Act or any state securities Laws and (b) its Purchased Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. Such Investor represents that it is not a U.S. Person and it is located outside the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act. Such Investor acknowledges that the certificates representing its Purchased Shares will bear the following legend:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, QUALIFIES AS AN EXEMPT TRANSACTION UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE SECURITIES ARE SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT BY AND BETWEEN THE SHAREHOLDER AND THE COMPANY.”

Section 4.07.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Investor.

Section 4.08.         No Additional Representations. Such Investor acknowledges that the Company makes no express or implied representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, the Investor Rights Agreement or any certificate delivered by the Company to such Investor in accordance with the terms hereof and thereof, and that any such other representations and warranties are expressly disclaimed and that such Investor does not rely on any such other representations and warranties or the accuracy or completeness thereof.

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Article V
ADDITIONAL AGREEMENTS

Section 5.01.          Further Assurance. During the period from the execution of this Agreement to the Second Closing, each of the Parties agrees to do or cause to be done all things necessary or reasonably advisable under applicable Laws to consummate the Transactions on a timely basis, including using its commercially reasonable efforts to give such notices and obtain all other authorizations, consents, orders and approval of all Governmental Authorities and other third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement.

Section 5.02.          Notices of Certain Events. The Company shall promptly notify each Investor in writing of:

(a)       any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)       any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)       any Actions commenced or, to the Knowledge of the Company, threatened against any Group Company that, if pending on the date of this Agreement, would have been required to have been disclosed by the Company pursuant to its representations and warranties contained herein, or that relate to the consummation of the Transactions; and

(d)       if any inaccuracy or breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Article VI not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 5.02 shall not limit or otherwise affect the remedies available hereunder to the Investor receiving such notice.

Article VI
CONDITIONS TO CLOSING

Section 6.01.         Conditions in connection with the First Closing.

(a)             Condition to Obligations of Each Party. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), at or prior to the First Closing, of the following condition: No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making the consummation of the Transactions illegal (an “Injunction”).

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(b)             Conditions to Obligations of the Company. The obligations of the Company to consummate sale and purchase of First Closing Purchased Shares shall be subject to the satisfaction or waiver (where permissible), at or prior to the First Closing, of each of the following conditions:

(i)     The representations and warranties of Investor I contained in Article IV of this Agreement (i) that are qualified by materiality shall be true and correct in all respects, and (ii) that are not qualified by materiality, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the First Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

(ii)    Investor I shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by them at or prior to the First Closing.

(c)              Conditions to Obligations of Investor I. The obligations of Investor I to consummate the sale and purchase of First Closing Purchased Shares shall be subject to the satisfaction or waiver (where permissible), at or prior to the First Closing, of each of the following conditions:

(i)      The representations and warranties of the Company contained in Article III (i) that are qualified by materiality or Material Adverse Effect, shall be true and correct in all respects, and (ii) that are not qualified by materiality or Material Adverse Effect, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the First Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

(ii)     The Company shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by it at or prior to the First Closing.

(iii)    No stop order or suspension of trading shall have been imposed by NASDAQ, the SEC or any other Governmental Authority with respect to public trading in the Shares.

Section 6.02.         Conditions in connection with the Second Closing.

(a)             Condition to Obligations of Each Party. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible), at or prior to the Second Closing, of the following condition: There shall not be any Injunction.

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(b)             Conditions to Obligations of the Company. The obligations of the Company to consummate sale and purchase of Second Closing Purchased Shares shall be subject to the satisfaction or waiver (where permissible), at or prior to the Second Closing, of each of the following conditions:

(i)      The representations and warranties of each Investor contained in Article IV of this Agreement (i) that are qualified by materiality, shall be true and correct in all respects, and (ii) that are not qualified by materiality, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the Second Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

(ii)     Each of Investor I and Investor II shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by them at or prior to the Second Closing.

(c)             Conditions to Obligations of Investor I and Investor II. The obligations of Investor I and Investor II to consummate the sale and purchase of their respective Second Closing Purchased Shares shall be subject to the satisfaction or waiver (where permissible), at or prior to the Second Closing, of each of the following conditions:

(i)      The representations and warranties of the Company contained in Article III (i) that are qualified by materiality or Material Adverse Effect, shall be true and correct in all respects, and (ii) that are not qualified by materiality or Material Adverse Effect, shall be true and correct in material respects, in each case of (i) and (ii), as of the date of this Agreement and as of the Second Closing (except for representations and warranties that expressly speak as of a specified date, in which case as of such specified date).

(ii)     The Company shall have performed and complied in all material respects with all agreements, covenants and conditions contained in this Agreement that are required to be performed or complied with by it at or prior to the First Closing.

(iii)    No stop order or suspension of trading shall have been imposed by NASDAQ, the SEC or any other Governmental Authority with respect to public trading in the Shares.

(iv)    No Material Adverse Effect shall have occurred following the date of this Agreement.

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Article VII
INDEMNIFICATION

Section 7.01.        Survival of Representations and Warranties.

(a)          The representations and warranties of the Company contained in this Agreement shall survive the Second Closing until one (1) year after the Second Closing (or, in the event that the Second Closing has not occurred, until one (1) year after the First Closing); provided, however, that the Fundamental Reps shall survive indefinitely. The covenants and agreements of the Company set forth in this Agreement shall survive the Second Closing until fully discharged in accordance with their terms. Each Investor’ right to indemnification with respect to the representations, warranties, covenants or agreements of the Company shall not be affected or deemed waived by reason of any investigation made at any time by or on behalf of any Investor.

(b)          Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from any Investor to the Company prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty, covenant or agreement and such claims shall survive until finally resolved.

Section 7.02.        Indemnification. (A) Following the First Closing, the Company shall indemnify and defend each of Investor I and its Representatives, and (B) following the Second Closing, the Company shall indemnify and defend each Investor and its Representatives (each an “Indemnified Party”) against, and shall hold each of them harmless from and against, any and all Losses actually suffered or incurred by, or imposed upon, the Indemnified Parties arising out of or resulting from:

(a)          any inaccuracy or breach of any representation or warranty made by the Company under this Agreement; or

(b)          any violation or nonperformance of any covenant or agreement of the Company under this Agreement.

Section 7.03.        Limits on Indemnification. The indemnification provided for in Section 7.02 shall be subject to the following limitations:

(a)          The Company shall not be liable to any Investor for any claim for indemnification pursuant to Section 7.02(a) unless and until the aggregate amount of all indemnifiable Losses under Section 7.02(a) exceeds US$1 million, in which event the Company shall be required to pay or be liable for all such Losses of such Investor from the first dollar. With respect to each Investor, the aggregate amount of all Losses for which the Company shall be liable pursuant to Section 7.02(a) for the Indemnified Parties of such Investor shall not exceed thirty percent (30%) of the aggregate amount of the First Closing Purchase Price and the Second Closing Purchase Price that has been paid by such Investor to the Company at the First Closing or the Second Closing, as applicable.

(b)          Notwithstanding the foregoing, the limitations set forth in Section 7.03(a) shall not apply to Losses arising out of or resulting from any inaccuracy or breach of any Fundamental Reps.

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Section 7.04.         Third-Party Claims. If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third-Party Claim”) against it or which may give rise to a claim for Loss under this Article VII, within thirty (30) calendar days of the receipt of such notice, the Indemnified Party shall give the Company notice of such Third-Party Claim; provided, however, that the failure to provide such notice shall not release the Company from any of its obligations under this Article VII except to the extent that the Company is materially prejudiced by such failure and shall not relieve the Company from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VII. If the Company acknowledges in writing its obligation to indemnify the Indemnified Party or Indemnified Parties hereunder against any Losses that may result from such Third-Party Claim, then the Company shall be entitled to assume and control the defense of such Third-Party Claim at its or their expense and through counsel of its or their choice if it or they give notice of such intention to do so to the Indemnified Party or Indemnified Parties, as the case may be, within fourteen (14) calendar days of the receipt of notice from any Indemnified Party of such Third-Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party or Indemnified Parties in its or their sole and absolute discretion for the same counsel to represent both the Indemnified Party or Indemnified Parties and the Company, then the Indemnified Party or Indemnified Parties shall be entitled to retain its or their own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Company. In the event that the Company exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party or Indemnified Parties shall cooperate with the Company in such defense and make available to the Company, at the Company’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Company. Similarly, in the event any Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Company shall cooperate with the Indemnified Party or Indemnified Parties in such defense and make available to any Indemnified Party, at the Company’s expense, all such witnesses, records, materials and information in the Company’s possession or under the Company’s control relating thereto as is reasonably required by any Indemnified Party. No Third-Party Claim may be settled (i) by any Indemnified Party without the prior written consent of the Company (which shall not be unreasonably withheld or delayed) if the Company acknowledges in writing its or their obligation to indemnify such Indemnified Party hereunder against any Losses that may result from such Third-Party Claim or (ii) by the Company without the prior written consent of the Indemnified Party or Indemnified Parties, except, in the case of (ii) only, where settlement of such Third-Party Claim (A) includes an unconditional release of the Indemnified Party or Indemnified Parties from all liability arising out of such Action, audit, demand or assessment and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

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Section 7.05.        Exclusive Remedy. Following the Frist Closing, notwithstanding any other provision contained herein, this Article VII shall be the sole and exclusive monetary remedy of any Investor for any and all claims arising out of or resulting from this Agreement, except that no limitation or exceptions with respect to the obligations or liabilities on the Company in this Article VII shall apply to any claims arising out of or resulting from fraud or willful misconduct on the part of the Company. Nothing in this Article VII or elsewhere in this Agreement shall limit any Party’s right to specific performance or other equitable or non-monetary remedies.

Article VIII
TERMINATION

Section 8.01.        Termination. This Agreement may be terminated at any time prior to the Second Closing:

(a)          by the mutual written consent of the Company and Investor I;

(b)          by either the Company by written notice to Investor I or by Investor I by written notice to the Company, in the event that any Governmental Authority having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Injunction which shall have become final and non-appealable;

(c)          by either the Company by written notice to any Investor or by any Investor by written notice to the Company, in the event that the Second Closing shall not have occurred on or prior to September 30, 2018 (the “Termination Date”);

(d)          by the Company by written notice to Investor I, if (i) Investor I shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within ten (10) days after Investor I receives written notice thereof from the Company, and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.01(b) not to be satisfied;

(e)          by the Company by written notice to any Investor, if (i) such Investor shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within ten (10) days after such Investor receives written notice thereof from the Company (or such shorter period between the date of such notice and the Termination Date), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.02(b) not to be satisfied;

(f)          by Investor I by written notice to the Company, if (i) the Company shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within ten (10) days after the Company receives written notice thereof from Investor I, and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.01(c) not to be satisfied; or

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(g)          by any Investor by written notice to the Company, if (i) the Company shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within ten (10) days after the Company receives written notice thereof from the Company (or such shorter period between the date of such notice and the Termination Date), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Section 6.02(c) not to be satisfied.

Section 8.02.         Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of any Party; provided that if this Agreement is terminated after the First Closing, only the provisions in connection with the sale and purchase of the Second Closing Purchased Shares shall forthwith become void and there shall be no liability under this Agreement on the Investors and the Company, in each case except that nothing herein shall relieve any Party from liability for any breach of this Agreement that occurred before relevant termination and the terms of this Section 8.02 and Article IX shall survive any such termination.

Article IX
MISCELLANEOUS

Section 9.01.         Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received on the date of delivery if delivered in person or by internationally recognized overnight courier service, or on the date of confirmation of receipt of transmission by facsimile (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.01):

(a)          If to the Company, to:

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District

Beijing 100125, China
Attention: Bing Li

Facsimile: +86 10 6598 3111

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District

Beijing 10004, China

Attention: Howard Zhang, Esq.

Facsimile: +86 10 8567 5102

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(b)          If to Investor I or Investor II, to:

Unit 1609, China World Tower 1, No.1 Jian Guo Men Wai

Avenue, Chaoyang District, Beijing 100004
Attention: Andrew Chan
Facsimile: +86 10 65009332

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central, Hong Kong
Attention: Weiheng Chen, Esq.
Facsimile: +852 3972 4999

Section 9.02.         Public Announcements; Confidentiality.

(a)             Neither the Company nor Investor I or Investor II shall issue or cause the publication of any press release or other public announcement with respect to the Transactions without the prior consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules and regulations of any applicable stock exchange, in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Parties reasonably in advance of such public announcement).

(b)             For a period of eighteen (18) months following the date of this Agreement, each of the Investors shall, and shall cause its Affiliates and their respective Representatives to, hold in strict confidence any and all information, whether written or oral, concerning the Group Companies, except to the extent that such Investor can show that such information (a) is generally available to and known by the public through no fault of such Investor, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by such Investor, any of its Affiliates or their respective Representatives from and after the First Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Investor or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law or applicable national securities exchange, such Investor shall promptly notify the Company in writing and shall disclose only that portion of such information is legally required to be disclosed, provided that such Investor shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

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Section 9.03.         Adjustments for Share Splits, etc. Wherever in this Agreement there is a reference to a specific number of the Shares, then upon the occurrence of any subdivision, combination or share or extraordinary dividend of or on the Shares with an effective or record date from the date hereof until the Second Closing, the specific number of such shares so referenced in this Agreement shall be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of shares by such subdivision, combination or dividend.

Section 9.04.         Amendment. Any provision of this Agreement may be amended or waived prior to the Second Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.05.         Taxes and Expenses. Each Party shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the Transactions. Except as otherwise provided in this Agreement or agree expressly among the Parties, each Party shall be solely responsible for all Taxes accruing to such Party arising from this Agreement or the Transactions under applicable Laws.

Section 9.06.         Assignment. This Agreement and the rights and obligations of the Parties hereunder may not be assigned by the Company without each Investor’s written consent or by any Investor without the Company’s written consent. Any assignment in violation of this Section 9.06 shall be null and void.

Section 9.07.         No Third-Party Beneficiaries. Except for the provisions of Article VII relating to the Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 9.08.         Governing Law; Arbitration.

(a)            This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of law principles thereof.

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(b)          Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). In the event that there are more than two parties to an arbitration, one arbitrator shall be appointed by Investor I and one arbitrator shall be appointed by the Company. The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two arbitrators. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

Section 9.09.         Entire Agreement. This Agreement and the Investor Rights Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties and/or their Affiliates with respect to the subject matter of this Agreement.

Section 9.10.         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and Investor I shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both the Company and Investor I as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.11.         Counterparts. This Agreement may be executed and delivered (including by electronic transmission in PDF format or by facsimile transmission) in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12.         Specific Performance. The Parties acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

By:	/s/ Yungang Lu
Name: Yungang Lu
Title: Chairman, Special Committee of the Board of Directors

Signature Page to Share Purchase Agreement

BEACHHEAD HOLDINGS LIMITED

By:	/s/ David Li
Name: David Li
Title: Director

Signature Page to Share Purchase Agreement

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ David Li
Name: David Li
Title: Director

Signature Page to Share Purchase Agreement

Exhibit A – Form of Investor Rights Agreement

Exhibit A